Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 02:56 PM 02/28/2012 FILED 02:56 PM 02/28/2012 SRV 120245180 – 2660144 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPRATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Robotech Inc. resolutions were duly adopted setting forth the a proposed amendment of the Certificate of Incorporation of said corporation declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting for the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows

Fourth:    The total number of shares of stock which this corporation is authorized to issue is:

One hundred and fifty million (150,000,000) shares with a par value of $0.0001 per share amounting to Fifteen Thousand dollars ($15,000).

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:   That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of January, 2012.

By:	/s/ Moshe Milstein

Title:	President

Name:	Moshe Milstein